Filed Pursuant to Rule 425 under the Securities Act of 1933

Filer: Aebi Schmidt Holding AG

Subject Company: The Shyft Group, Inc.

Commission File No.: 001-33582

This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended. Investors are urged to read the various filings of Aebi Schmidt Holding AG and The Shyft Group, Inc. with the Securities and Exchange Commission, including the Registration Statement that will be filed with respect to the business combination of Aebi Schmidt Holding AG and The Shyft Group, Inc. and the joint proxy statement/prospectus which will be contained in the Registration Statement, including any amendments thereto.

On March 21, 2025, Aebi Schmidt Holding AG issued a press release, written in German, announcing that its subsidiary, M-B Companies Inc., has been awarded a contract valued at approximately $56 million for the delivery over 60 snow removal machines to Minneapolis-St. Paul International Airport (MSP) in Minnesota, USA. A fair and accurate English translation of that press release is filed as an attachment to this report and is incorporated herein by reference.

Press release
Aebi Schmidt Group Secures Landmark Contract with Minnesota Airport

CH-Frauenfeld, March 21, 2025 – Minneapolis-St. Paul International Airport (MSP) in Minnesota, USA, is set to enhance its snow removal capabilities with over 60 machines from the Aebi Schmidt Group. The order, valued at nearly $56 million, marks a record for Aebi Schmidt’s subsidiary M-B Companies Inc. in Chilton, Wisconsin, USA.

Between fall 2025 and 2027, M-B Companies will deliver a total of 58 specialized snow removal vehicles valued at nearly $56 million to Minneapolis-St. Paul airport (MSP), owned and operated by the Metropolitan Airports Commission. Even before this major contract, the Aebi Schmidt subsidiary had already supplied several products to MSP in 2024.

“We are thrilled to provide this complete fleet update for MSP,” says Aebi Schmidt Group CEO Barend Fruithof. “This demonstrates that our machines have earned the operators’ trust with their exceptional quality and reliability.” By 2027, the total number of Aebi Schmidt snow removal machines at the airport will exceed five dozen.

With an average annual snowfall of 55 inches, MSP relies on top-tier snow removal equipment to ensure efficient operations, which included over 342,000 flights and 37.2 million passengers in 2024. “The operational concept of all our models is standardized,” explained Doug Blada, General Manager of M-B Companies. “Once an operations team is trained on one piece of equipment, they can seamlessly operate other vehicles, as they have the same configuration.”

M-B Companies’ expertise extends beyond equipment manufacturing. Its sales managers work closely with airports to develop customized winter operations plans, precisely identifying the necessary snow removal equipment for maximum efficiency. These plans take into account the required snow clearance volume within a specified timeframe, ensuring optimal performance.

Additionally, M-B Companies offers comprehensive after-sales service, including driver and technician training, a central spare parts warehouse, and a nationwide customer service network. Given that snow removal is a critical component of airport efficiency, reliable service is paramount. “We are confident that this order will help demonstrate the strength of our comprehensive approach and attract other airport operators to our solutions,” Fruithof concluded.

Media contact

Barend Fruithof

CEO Aebi Schmidt Group

barend.fruithof@aebi-schmidt.com

Phone: +41 44 308 58 68

Thomas Schenkirsch

Head Group Strategic Development

thomas.schenkirsch@aebi-schmidt.com

Phone: +41 44 308 58 55

Aebi Schmidt Holding AG

Schulstrasse 4 | 8500 Frauenfeld | Switzerland

Further information https://www.aebi-schmidt.com https://www.m-bco.com https://www.youtube.com/user/AebiSchmidtGroup https://media.aebi-schmidt.com (pictures, logos)

About the Aebi Schmidt Group

The Aebi Schmidt Group is a global leader in intelligent solutions for customers who care for clean and safe infrastructure and cultivate challenging grounds. The unique variety of its range of products comprises its own vehicles as well as innovative attachable and demountable devices for individual vehicle equipment. The products combined with a support and service programme perfectly tailored to sophisticated customer needs offer the appropriate solution to nearly any challenge. The globally active Group with headquarters in Switzerland has generated net sales of over 1 billion EUR in 2024 and has recently announced that it will merge with The Shyft Group and go public on the NASDAQ. Exchange. Aebi Schmidt currently employs around 3,000 people in 16 sales organisations and over a dozen production facilities worldwide. The company is represented in a further 90 countries through established dealer partnerships. The portfolio consists of the product brands Aebi, Schmidt, Nido, Arctic, Monroe, Towmaster, Swenson, Meyer, MB, ELP and Ladog - all well-established on the market, some of which have been represented for more than 100 years.

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Forward-Looking Statements

Certain statements in this press release are forward-looking statements. In some cases, forward-looking statements are identified by such words or phrases as "will likely result," "is confident that," "expect," "expects," "should," "could," "may," "will continue to," "believe," "believes," "anticipates," "predicts," "forecasts," "estimates," "projects," "potential," "intends" or similar expressions identifying "forward-looking statements", including the negative of those words and phrases. Such forward-looking statements are based on management's current views and assumptions regarding future events, future business conditions and the outlook for Aebi Schmidt or Shyft based on currently available information. These forward-looking statements may include projections of Aebi Schmidt's, Shyft's or the combined company's future financial performance, their anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on Aebi Schmidt's management's current expectations and projections about future events. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and anticipated growth strategies and anticipated trends in Aebi Schmidt's, Shyfts and, following the completion of the proposed transaction, the combined company's business.

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Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements include, among others, the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed transaction; the prohibition or delay of the consummation of the proposed transaction by a governmental entity; the risk that the proposed transaction may not be completed in the expected time frame; unexpected costs, charges or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integration; the ability of the combined company to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of the combined company; inability to retain and hire key personnel; negative changes in the relationships with major customers and suppliers that adversely affect revenues and profits; disruptions to existing business operations; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; risks related to ownership of Aebi Schmidt's common stock; uncertainty as to the long-term value of the combined company's common stock; and the diversion of Aebi Schmidt's and Shyfts's management's time on transaction-related matters. These risks, as well as other risks associated with the businesses of Aebi Schmidt and Shyft, will be more fully discussed in the combined proxy statement/prospectus. Although management believes the expectations reflected in the forward-looking statements are reasonable, Aebi Schmidt cannot guarantee future results, level of activity, performance or achievements. Moreover, neither management, Aebi Schmidt nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Aebi Schmidt wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Aebi Schmidt is under no duty to and specifically declines to undertake any obligation to publicly revise or update any of these forward-looking statements after the date of this press release to conform its prior statements to actual results, revised expectations or to reflect the occurrence of anticipated or unanticipated events.

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